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FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* **Instruction 1(b).**

Form 3 Holdings Reported

Form 4 Transaction Reported

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U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person to Issuer (Check all applicable)
Erdos Barry (Last) (First) (Middle)	AnnTaylor Stores Corporation (ANN)	**X Director** _____**10% Owner** **X Officer (give** _____**Other (specify below)** **title below)** Chief Operating Officer

	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year Fiscal Year ended 02/02/2002	7. Individual or Joint/Group Filing (Check applicable line) **X Form filed by One Reporting Person**
c/o AnnTaylor Stores Corporation 142 West 57th Street (Street)			
New York New York 10019 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	_____ **Form filed by More than One Reporting Person**

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
Common Stock	03/07/2001	A	25,000	A			D	
Common Stock	01/29/2002	A	6,000	A		51,681	D	

* If the form is filed by more than one Reporting Person, See Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

(Print or Type Responses)   **SEC 2270 (10-94)**

FORM 5 (continued)

C:\Program Files\Adobe\Acrobat 4.0\Acrobat\plug_ins\OpenAll\Transform\temp\Form 5 for Barry Erdos 0302A.doc

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (right to buy)	$25.10	03/07/2001	A	75,000		Note 1	03/07/2011	Common Stock	75,000		75,000	D	
Employee Stock Option (right to buy)	$37.95	01/29/2002	A	35,000		Note 1	01/29/2012	Common Stock	35,000		35,000	D	

Explanation of Responses:

Note 1: Exercisable 25% per year on each of the first four anniversaries of grant date.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See **18 U.S.C. 1001 and 15 U.S.C. 78ff(a).**

_____ /s/ **Barry Erdos** _____ **03/14/2002**
** **Signature of Reporting Person** **Date**

Note: **File three copies of this Form, one of which must be manually signed.**
If space provided is insufficient, *see* **Instruction 6 for procedure.** **Page 2**

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. **SEC 2270 (10-94)**